September 2, 2022
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Karl Hiller
Branch Chief
Office of Energy & Transportation

Re:    Guess?, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 24, 2022
File No. 001-11893

Dear Mr. Hiller,

On behalf of Guess?, Inc. (which we refer to as “we,” “our” or the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) set forth in your letter dated August 8, 2022, regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.
Comment:
Management's Discussion and Analysis of Financial Condition and Results of Operations
General
Foreign Currency Volatility, page 36
1.We understand from your various disclosures on pages 13, 15 and 37 that you have operations in Russia which accounted for about 3% of total revenues during the recently completed fiscal year, and that you expect sanctions and export-control measures imposed by the United States, United Kingdom and European Union governments will significantly disrupt your sales in the region, and may prevent you from performing under existing contracts, pursuing new business opportunities, and maintaining adequate insurance coverage for products and facilities.

You also explain that such measures could disrupt your supply chain, partners, customers and the operations of your distributor in the region and surrounding regions.
We see that you have disclosures on pages 25, 36 and 55 of your periodic report for the first quarter of your current fiscal year having details of a put arrangement under which you may be required to purchase the minority interest in your Russian subsidiary, and concerning exposure to exchange rate fluctuations involving the Russian rouble, though without details of the specific contracts involved or quantification of exposure.
Given the possibility of material adverse effects, please expand your disclosures to more clearly describe how the Russia-Ukraine conflict may impact your operations. As part of your expanded disclosures, please address the following points:
•Describe the extent to which you have operations, facilities, fixed assets, inventories, business relationships, and transactions within Russia, Belarus, and Ukraine, or with entities or persons related to these countries, including the activities and significance of your subsidiary/joint-venture in Russia and distributor operations in Ukraine.
Response:
In response to the Staff’s comment, the Company has added the disclosure provided in Exhibit A attached hereto (“Exhibit A”) under “Russia-Ukraine Conflict” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“Management’s Discussion and Analysis”) on page 39 of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2022, which the Company filed with the SEC on September 2, 2022 (the “Second Quarter Form 10-Q”), addressing the impact of the Russia-Ukraine conflict on the Company’s operations, including the extent of the Company’s operations, facilities, fixed assets, inventories, business relationships, and transactions within Russia, Belarus, and Ukraine, or with entities or persons related to these countries. The disclosure also addresses the activities and significance of a consolidated majority-owned Russian subsidiary of the Company, Guess? CIS, LLC (“Guess CIS”), in which the Company has an approximate 70% interest, as well as the Company’s distributor operations in Ukraine.
•Describe the sanctions and trade restrictions that have been imposed on operations within Russia, Belarus, and Ukraine, including related entities or persons, and explain how you have assessed the applicability of such measures to your operations.
Response:
The Company included risk factor disclosure in Part II, Item 1A. Risk Factors of its Quarterly Report on Form 10-Q for the quarter ended April 30, 2022, filed with the SEC on June 2, 2022 (the “First Quarter Form 10-Q”) regarding the potential impact of sanctions and trade restrictions targeting Russia on the Company’s business. Specifically, the Company disclosed that the “imposition of the current or possible future enhanced export controls and economic sanctions on transactions with Russia and Russian entities could limit or prevent the Company from (i) operating all or a portion of our business in Russia, (ii) performing under existing contracts involving our Russia business (including with respect to our Russian joint venture and the potential purchase by us of the remaining 30% interest held by our joint venture partner) or (iii) pursuing new business opportunities or maintaining adequate insurance coverage to protect our products and facilities in Russia.” The Company also disclosed that the “conflict in Ukraine could disrupt the operations of our distributor in that region and surrounding regions.”
In addition to expanding its risk factor disclosure in Part II, Item 1A. Risk Factors included in the Second Quarter Form 10-Q, the Company has also added disclosure under “Russia-Ukraine Conflict―Impact of Sanctions and Trade Restrictions” in the Management’s Discussion and Analysis section on page 40 of the Company’s Second Quarter Form 10-Q to describe the sanctions and trade restrictions that have been imposed on operations within Russia, Belarus, and Ukraine, including related entities or persons, and how the Company has assessed the applicability of these measures to its operations. These disclosures are provided in Exhibit A attached hereto, and, in the case of the expanded risk factor disclosure, are underlined to show revisions to the disclosure included in the Company’s First Quarter Form 10-Q and Form 10-K, as applicable.
•Clarify the nature of any uncertainties associated with positions that you have formulated of being outside the scope of such measures and the implications of any reasonably possible changes in those uncertainties and your positions.
Response:
The Company regularly assesses all of its operations in Russia to ensure compliance with the Russia sanctions, including most notably the ban on new investment in Russia. As disclosed in the First Quarter Form 10-Q, the Company is party to a put arrangement with respect to the securities that represent the remaining noncontrolling interest for its majority-owned Russian subsidiary, Guess CIS. The put arrangement provides the noncontrolling interest holder of Guess CIS, a non-sanctioned Russian citizen, the right to compel the Company, through a wholly-owned European subsidiary, to purchase the remaining 30% of the total outstanding equity interest of Guess CIS at its discretion by providing written notice to the Company during the period after December 28, 2020, the fifth anniversary of the agreement, through December 31, 2025. The Company is continuing to evaluate the potential purchase of the 30% interest held by the noncontrolling interest holder in light of the various sanctions imposed by the United States and European governments with respect to Russia. At this point, there are no uncertainties associated with positions that the Company has formulated of being outside the scope of Russia sanctions measures.
•Quantify the amounts that you have capitalized for assets situated in Russia, Belarus, and Ukraine, and describe the nature of such assets.
Response:
As of July 30, 2022, the Company’s total assets in Russia, all of which are held by Guess CIS, represent less than 2% of its total assets, consisting primarily of leasehold right of use assets, store inventory, furnishings and fixtures and receivables. The Company only maintains inventory in Russia in an amount sufficient for operating its Russian retail stores. The Company does not maintain inventory or hold any other significant assets in Belarus or Ukraine. The disclosure added under “Russia-Ukraine Conflict” in the Management’s Discussion and Analysis section on page 39 of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, includes a description of the nature and proportion of such assets.

•Quantify the amounts that you have capitalized for your investment in the Russian subsidiary/joint-venture and the extent of any guarantees related to its operations.
Response:
The Company has added disclosure under “Russia-Ukraine Conflict” in the Management’s Discussion and Analysis section on page 39 of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, to provide information regarding the carrying value of the Company’s investment in Guess CIS and a guarantee agreement, pursuant to which the Company’s European subsidiary, Guess Europe SAGL has counter guaranteed up to $900,000 of Guess CIS's obligations under its local Russian guarantee line, as required by certain lease agreements.
•Clarify how you have assessed the need for impairment testing of your long-lived assets in Russia, Belarus and Ukraine pursuant to FASB ASC 360-10-35-21 as of April 30, 2022, indicate the results of any such testing, and describe the key assumptions made in arriving at your conclusions, including expectations regarding the possible need to perform in the event the put option is exercised.
Response:
The Company performed its quarterly impairment testing for long-lived assets (“LLA”) in Russia as of April 30, 2022 and July 30, 2022. The Company has no LLA in Belarus and Ukraine. With regards to the Company’s Russia operations and associated LLA, through the date of this letter, all facilities, offices, and locations in Russia continue to operate. Notwithstanding the continuing conflict in Ukraine, the Company’s operations in Russia remained profitable, which formed the basis of its projections for determining there were no indicators of impairment and conclusion that no specific asset impairments were required. Additionally, the various economic sanctions and trade restrictions discussed in the Company’s Second Quarter Form 10-Q have not materially impaired or restricted the Company’s ability to continue operations in Russia. Accordingly, the Company determined there is no impairment for LLA in Russia as of April 30, 2022 and July 30, 2022. The Company does not anticipate that the exercise of the put option would have an impact on its impairment testing.
In response to the Staff’s comment, the Company has added disclosure to Note 1, Basis of Presentation—Use of Estimates, and Note 15, Fair Value Measurements—Long-Lived Assets, in the Notes to Condensed Consolidated Financial Statements included on pages 8 and 31 of the Company’s Second Quarter Form 10-Q as reflected in Exhibit A, with underlining provided to show revisions to the disclosure included in the Company's First Quarter Form 10-Q, to clarify that the Company has considered the Russia-Ukraine conflict, including the sanctions and trade restrictions imposed on Russia in response to the conflict, in its impairment testing for long-lived assets.
•Quantify the amount of any revenue backlog associated with contractual arrangements involving operations in these countries that either have or may become subject to sanctions or trade restrictions, indicate the extent to which such backlog pertains to sales of products or sales of services, and identify the periods over which your contractual obligations were expected to be performed.

Response:
There are currently no material revenue backlogs associated with contractual arrangements involving the Company’s operations in Russia, Belarus, and Ukraine, and no such backlogs are anticipated. Orders in the Company’s wholesale operations in Russia, Belarus, and Ukraine and purchases in the Company’s retail operations in Russia are processed in the ordinary course of business. While each wholesale order undergoes a short processing time before shipment (typically less than a few days), cash receipts are not realizable until orders are shipped, so no material revenue backlog is created. There is no processing time associated with retail purchases, and accordingly no backlog is created. Because the Company does not have or create revenue backlogs, it has no backlogs that are subject to sanctions or trade restrictions. Sanctions and trade restrictions have not impacted the Company’s ability to collect revenue from such wholesale orders and retail purchases in the ordinary course of business.
•Describe the nature and extent of any direct or indirect reliance on goods or services sourced in Russia, Belarus, and Ukraine, or countries that are supportive of Russia, and the extent of any actual or potential disruptions in your supply chain and business relationships in or having connections to these countries.
Response:
As noted in the disclosure added under “Russia-Ukraine Conflict” in the Management’s Discussion and Analysis section on page 39 of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, the Company does not rely, directly or indirectly, on goods sourced in Russia, Belarus or Ukraine. In addition, other than such labor and services necessary to conduct its direct operations in Russia in the ordinary course of business, the Company does not rely, directly or indirectly, on services sourced in Russia, Belarus or Ukraine. The extent of actual and potential disruptions in the Company’s supply chain and business relationships in or having connections to these countries is not material.
•Explain how disruptions to your distributor operations in Russia, Belarus, and Ukraine have impacted your ability to provide services and sell products.
Response:
In response to the Staff’s comment, disclosure added under “Russia-Ukraine Conflict” on page 39 of the Management’s Discussion and Analysis section of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, addresses these disruptions and their impact on the Company’s operations.
•Clarify with quantifications the scope of assessments made in evaluating the effects of the conflict on your operations, including possible impairments, your foreign currency positions, and any tax related matters.
Response:
In response to the Staff’s other comments referenced in this letter, the Company has added and expanded its disclosure related to its business and operations in Russia, Ukraine and Belarus in the Second Quarter Form 10-Q. As disclosed in the Second Quarter Form 10-Q, the Company’s operations in Russia, Belarus and Ukraine represented less than 3% of the Company’s total revenue for the year ended January 29, 2022 and for the six months ended July 30, 2022, with its operations in Russia comprising over 90% of this total revenue. Notwithstanding the continuing conflict in Ukraine, the Company’s operations in Russia have remained profitable and there has been no material impact to the Company’s existing operations as a result of the conflict. The Company's total revenue attributable to Ukraine and Belarus was less than 0.25% of the Company’s total revenue for the fiscal year ended January 29, 2022, and, therefore, the disruptions the Company has experienced in those regions, as discussed elsewhere in this letter and the Second Quarter Form 10-Q, have not had, and are not expected to have, a material impact on the Company’s business or results of operations.
In response to the Staff’s comment, the Company has added disclosure to Note 1, Basis of Presentation—Use of Estimates and Note 15, Fair Value Measurements—Long-Lived Assets, in the Notes to Condensed Consolidated Financial Statements included on pages 8 and 31 of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, with underlining provided to show revisions to the disclosure included in the Company's First Quarter Form 10-Q, to clarify that the Company has considered the conflict in Ukraine, including the sanctions and trade restrictions imposed on Russia in response to the conflict, as part of its assessments. The Company advises the Staff that the Company’s assessment of impairments, foreign currency positions and tax-related matters did not yield material results and, therefore, the Company does not believe further disclosure is required. For the Staff’s reference, the Company has outlined such assessments below:

Impairments:
As of July 30, 2022, the Company’s total assets in Russia were less than 2% of its total assets, consisting primarily of leasehold right of use assets, store inventory, furnishings and fixtures and receivables. The Company only maintains inventory in Russia in an amount sufficient for operating its Russian retail stores. The Company does not maintain inventory or hold any other significant assets in Belarus or Ukraine. The Company assessed the need for impairment for all significant assets in Russia as of April 30, 2022 and July 30, 2022 in accordance with its quarterly impairment evaluation processes considering the on-going conflict in this region.

The Company evaluated inventory for a write-down to the lower of cost or net realizable value. As sales continue to occur, operations remained profitable and there was no significant aged inventory required to be disposed of and the Company determined no write-downs for inventory were needed for Russia as of April 30, 2022 and July 30, 2022.

With regards to the Company’s Russia long lived assets, all facilities, offices, and locations in Russia continue to operate. Notwithstanding the continuing conflict in Ukraine, the Company’s operations in Russia remained profitable, which formed the basis of its projections for determining there were no indicators of impairment. Accordingly, the Company determined no impairment for long lived assets was needed for Russia as of April 30, 2022 and July 30, 2022.

Foreign Currency Positions:
While the value of the Russian rouble experienced volatility following the outbreak of the conflict, there has been no material impact from fluctuations in the Russian rouble to date and we do not expect any material impact for the remainder of the fiscal year.

Income Tax Matters:
The Company monitors developments in Russia that may impact the Company’s business and operations, including income tax laws, regulations, and administrative practices. At this time, the Company is not aware of any significant updates or changes to income tax laws, regulations, and administrative practices resulting from this crisis that would impact the Company’s consolidated financial results.

•Describe any plans to resituate and restore supply and distribution channels that have been disrupted or which are at risk, and the timeframe over which this may occur.
Response:
The Company has experienced increased costs and transit times associated with deliveries related to its Russia operations, due in part to new procedures and sanctions screening implemented in response to the conflict in Ukraine and the imposition of related sanctions. These costs and delays have not materially impacted the Company’s business or results of operations. Additionally, retail deliveries for online orders to Ukraine and Belarus have been suspended since February 2022 due to increased logistics costs and other difficulties in delivering to these regions. The Company intends to re-open online orders to Ukraine and Belarus, when appropriate. The Company’s wholesale partner in Ukraine also partially suspended its operations at the outset of the conflict; however, sales were re-opened in July 2022. The Company's total revenue attributable to Ukraine and Belarus was less than 0.25% of the Company’s total revenue for the fiscal year ended January 29, 2022 and, therefore, the foregoing disruptions in these areas have not had, and are not anticipated to have, a material impact on the Company's business or results of operations.
In response to the Staff’s comment, disclosure added under “Russia-Ukraine Conflict” in the Management’s Discussion and Analysis section on page 39 of the Company’s Second Quarter Form 10-Q, as reflected in Exhibit A, addresses these impacts.
Comment:
Results of Operations, page 42
2.Please expand your disclosure to address any known trends, events or uncertainties that have had, or that are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations, as may be attributable to the inflation risk that you discuss on page 19.
Please clarify the extent to which your revenues and cost of product sales have been or are expected to be impacted by inflation, and discuss any plans that you have to respond to or counter any adverse circumstances.

Response:
The disclosure set forth in Exhibit B to this letter was added under “Inflation Impacts” in the Management’s Discussion and Analysis section on page 38 of the Second Quarter Form 10-Q to further clarify the potential impact of inflation.
3.We note that your disclosure concerning gross profit on page 43 includes commentary on the composition of your cost of product sales measure, indicating the measure reflects a portion of distribution costs related to your retail business while excluding distribution costs related to your wholesale operations.
Please describe for us the nature of the costs that you consider to be distribution costs for the retail and wholesale operations and explain your reasons for handling these differently in measuring cost of product sales. Also explain how you calculated the portion of retail business distribution costs attributed to the measure and your rationale.
Response:
The Company treats all costs incurred at the Company’s distribution facilities throughout the world as distribution costs. These distribution costs include labor, inbound freight charges, purchasing costs and related overhead. Retail and wholesale distribution costs are included in either costs of product sales or selling, general and administrative (“SG&A”) expenses based on the nature of the recipient of the goods. Retail distribution costs are included as part of cost of product sales because the Company views costs associated with obtaining and placing inventory in its stores as a cost of making goods available to its end customers. Wholesale distribution costs are included as part of SG&A expenses because the Company’s goods are delivered to its wholesale customers.
The Company identifies costs incurred at its distribution facilities and determines whether such costs pertain either to the Company’s retail or wholesale operations depending on whether the goods are being sold through its retail channel or delivered to wholesale channel customers. To ensure expenses are separated appropriately, the Company tracks activities at each distribution center location and records the costs associated with its shipments of goods either as cost of sales or as selling, general and administrative expenses, accordingly.
The disclosure set forth in Exhibit C to this letter was added under “Results of Operations—Gross Profit” in the Management’s Discussion and Analysis section on pages 46 and 51 of the Second Quarter Form 10-Q to further clarify the treatment of distribution costs for the Company’s retail and wholesale operations, and with underlining provided to show revisions to the disclosure included in the Company's First Quarter Form 10-Q.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-3630 or by email at jmiller@guess.com with any questions or comments regarding this letter.

Very truly yours, /s/ Jason T. Miller Jason T. Miller General Counsel Guess?, Inc.
cc: Lily Dang U.S. Securities and Exchange Commission Jenifer Gallagher U.S. Securities and Exchange Commission Dennis Secor Interim Chief Financial Officer Guess?, Inc.

EXHIBIT A
Added Disclosures Regarding Russia-Ukraine Conflict
Part I, Item 2. Management’s Discussion and Analysis (Page 39 of Second Quarter Form 10-Q under “Russia-Ukraine Conflict”):
Russia-Ukraine Conflict
We are currently operating in Russia through our wholesale and retail channels and we have immaterial wholesale operations through local wholesale partners in Belarus and Ukraine. Our operations in Russia are operated primarily through Guess? CIS, LLC (“Guess CIS”), a majority-owned Russian subsidiary in which we had a 70% interest as of July 30, 2022 and January 29, 2022. Guess CIS currently operates 43 retail stores in Russia and acts as a distributor for our wholesale partners in Russia. We also operate in Russia through other local wholesale partners and by selling directly to retail customers through our European online store. Prior to February 2022, we also sold directly to retail customers in Ukraine and Belarus through our European online store.
Our operations in Russia, Belarus and Ukraine represented less than 3% of the Company’s total revenue for the year ended January 29, 2022 and for the six months ended July 30, 2022, with our operations in Russia comprising over 90% of this total revenue. As of July 30, 2022, our total assets in Russia, all of which are held by Guess CIS, represented less than 2% of our total assets, consisting primarily of leasehold right of use assets, store inventory, furnishings and fixtures, and receivables. We only maintain inventory in Russia in an amount sufficient for operating our Russian retail stores. We do not maintain inventory or hold any other significant assets in Belarus or Ukraine. We do not rely, directly or indirectly, on goods sourced in Russia, Belarus or Ukraine. Other than such labor and services necessary to conduct our direct operations in Russia in the ordinary course of business, we do not rely, directly or indirectly, on services sourced in Russia, Belarus or Ukraine.
There has been no material impact to our existing operations as a result of the ongoing conflict in Ukraine, although we are limited in our ability to expand our business in Russia due to the U.S. ban on new investments in Russia described below under “―Impact of Sanctions and Trade Restrictions.” With respect to our supply and distribution channels, we have experienced increased costs and transit times associated with deliveries related to our Russia operations, due in part to new procedures and sanctions screening implemented in response to the conflict in Ukraine and the imposition of related sanctions. These costs and delays have not materially impacted our business or results of operations. Additionally, retail deliveries for online orders to Ukraine and Belarus have been suspended since February 2022 due to increased logistics costs and other difficulties in delivering to these regions. While we intend to re-open online orders to Ukraine and Belarus when appropriate, the suspension of these shipments has not had, and is not anticipated to have, a material impact on our business or results of operations. Our wholesale partner in Ukraine partially suspended its operations at the outset of the conflict; however, sales were re-opened in July 2022, and our business and results of operations were not materially impacted.
In connection with our investment in Guess CIS, we are party to a put arrangement with respect to the securities that represent the remaining noncontrolling interest for Guess CIS. The put arrangement provides the noncontrolling interest holder of Guess CIS, a non-sanctioned Russian citizen, the right to compel the Company, through a wholly-owned European subsidiary, to purchase the remaining 30% of the total outstanding equity interest of Guess CIS at its discretion by providing written notice to the Company during the period after December 28, 2020, the fifth anniversary of the agreement, through December 31, 2025. The redemption value of the Guess CIS put arrangement is based on a multiple of Guess CIS’s earnings before interest, taxes, depreciation and amortization, subject to certain adjustments. The carrying value of the redeemable noncontrolling interest related to the put arrangement was $9.8 million as of July 30, 2022. In addition, pursuant to an agreement entered into in 2018, the Company’s European subsidiary, Guess Europe SAGL has also counter guaranteed up to $900,000 of Guess CIS’s obligations under its local Russian guarantee line, as required by certain lease agreements.
Impact of Sanctions and Trade Restrictions
Our Russian operations are subject to various sanctions and export control measures targeting Russia, Belarus, and the Russian-controlled regions of Ukraine (Crimea, Donetsk, and Luhansk). These measures include: (i) blocking sanctions prohibiting dealings with various Russian senior government officials, and companies in various sectors important to the Russian economy, including major Russian financial institutions; (ii) expanded sectoral sanctions related to designated Russian entities’ ability to raise capital; (iii) the disconnection of certain Russian and Belarusian banks from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) financial messaging network; (iv) a ban on new investment in Russia; (v) a ban on the provision of certain accounting, trust formation and management consulting services; (vi) bans on the import into the United States of certain Russian origin products, including various energy products; (vii) bans on the conduct of business or investment activity in the Russian-controlled Crimea, Donetsk and Luhansk regions of Ukraine; and (viii) restrictions on the export of various products to Russia and Belarus, including certain dual-use industrial and commercial products, and luxury goods. Additionally, certain logistics operators have imposed bans on direct air deliveries to Russia and restrictions on land deliveries to and from Russia, Belarus and Ukraine, none of which have had a material impact on our operations to date. We assessed the applicability of these sanctions and trade restrictions based on internal assessments of relevant regulations and concluded our existing operations in Russia and Belarus have not been materially affected by these sanctions and trade restrictions, although we are limited from further expansion of our business in Russia. All of our deliveries (both wholesale and retail) undergo sanctions screening, including screening for maximum product value of €300 per item and prevention of shipments to sanctioned final recipients.
Our assessment of the impact of the various sanctions and export control measures targeting Russia, Belarus and the Russian-controlled regions of Ukraine is subject to the following uncertainties and assumptions:
•    The duration and extent of the armed conflict in Ukraine;
•    The impact of sanctions and trade restrictions targeting Russia and Belarus, and the possibility that such sanctions or trade restrictions may be expanded, or new sanctions or trade restrictions may be imposed;
•    Significant exchange rate fluctuation related to the Russian rouble during the first months of the conflict and the possibility of significant exchange rate volatility in the future;
•    Potential disruptions of normal cashflow resulting from the removal of Russian and Belarusian banks from the SWIFT financial messaging network and regulations of the Russian and Belarusian governments;
•    Disruptions of transport access to and from Russia, Belarus or Ukraine; and
•    The suspension of our online retail shipments to Belarus and Ukraine.

We continue to assess all of our operations in Russia to ensure compliance with applicable sanctions, including most notably the U.S. ban on new investment in Russia.
See Part II, Item 1A. Risk Factors—Our business may also be affected by existing or future sanctions and export controls targeting Russia and other responses to Russia's invasion of Ukraine for additional information.
We are actively monitoring the situation in Ukraine. While the extent to which the Company’s future operations in Russia, Belarus and Ukraine will be impacted by the ongoing conflict is impossible to predict, the impact is not expected to be material to the Company’s results of operations, financial condition or cash flows.
Part II, Item 1A. Risk Factors (Page 64 of Second Quarter Form 10-Q )—marked against First Quarter Form 10-Q:
Our business may also be affected by existing or future sanctions and export controls targeting Russia and other responses to Russia's invasion of Ukraine.
As a result of Russia's invasion of Ukraine, the United States, the United Kingdom and the European Union ~~governments~~, among others, have developed coordinated sanctions and ~~export-control measures. Based on the public statements to date, these measures include: (i) comprehensive financial sanctions against major Russian banks; (ii) additional designations of Russian individuals with significant business interests and government connections; (iii) designations of individuals and entities involved in Russian military activities; and (iv) enhanced export controls and trade sanctions targeting Russia's import of various goods.~~ export control measures targeting Russia, Belarus, and the Russian-controlled regions of Ukraine (Crimea, Donetsk, and Luhansk). These measures include: (i) blocking sanctions prohibiting dealings with various Russian senior government officials, and companies in various sectors important to the Russian economy, including major Russian financial institutions; (ii) expanded sectoral sanctions related to designated Russian entities’ ability to raise capital; (iii) the disconnection of certain Russian and Belarusian banks from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) financial messaging network; (iv) a ban on new investment in Russia; (v) a ban on the provision of certain accounting, trust formation and management consulting services; (vi) bans on the import into the United States of certain Russian origin products, including various energy products; (vii) bans on the conduct of business or investment activity in the Russian-controlled Crimea, Donetsk and Luhansk regions of Ukraine; and (viii) restrictions on the export of various products to Russia and Belarus, including certain dual-use industrial and commercial products, and luxury goods. Additionally, certain logistics operators have imposed bans on direct air deliveries to Russia and restrictions on land deliveries to and from Russia, Belarus and Ukraine, none of which have had a material impact on our operations to date.
We are currently operating in Russia through ~~our~~ wholesale and retail channels, ~~including through our 70%-owned Russian joint venture. While we have no direct presence in Ukraine, we operate with a~~and we have immaterial wholesale operations through local wholesale partners in Belarus and Ukraine. Our operations in Russia are operated primarily through Guess CIS, a majority-owned Russian subsidiary in which we had a 70% interest as of July 30, 2022 and January 29, 2022. Guess CIS currently operates 43 retail stores in Russia and acts as a distributor for our wholesale partners in Russia. We also operate in Russia through other local wholesale partners and by selling directly to retail customers through our European online store. Prior to February 2022, we also sold directly to retail customers in Ukraine and Belarus through our European online store. The local distributor ~~in Ukraine. Slightly less than 3% of our revenues for fiscal 2022 were generated from sales in these~~through which we operate in Ukraine does not operate in the Russian-controlled Crimea, Donetsk, or Luhansk regions of Ukraine.
Our operations in Russia, Belarus, and Ukraine represented less than 3% of the Company’s total revenue for the year ended January 29, 2022 and for the six months ended July 30, 2022, with our operations in Russia comprising over 90% of this total revenue. As of July 30, 2022, our total assets in Russia, all of which are held by Guess CIS, represented less than 2% of our total assets, consisting primarily of leasehold right of use assets, store inventory, furnishings and fixtures and receivables. We only maintain inventory in Russia in an amount sufficient for operating our Russian retail stores. We do not maintain inventory or hold any other significant assets in Belarus or Ukraine.
The imposition of the current or possible future ~~enhanced~~additional export controls and economic sanctions on transactions with Russia and Russian entities could limit or prevent us from (i) operating all or a portion of our business in Russia, (ii) performing under existing contracts involving our Russia business (including with respect to our Russian joint venture and the potential purchase by us of the remaining 30% interest held by our joint venture partner) or (iii) pursuing new business opportunities or maintaining adequate insurance coverage to protect our products and facilities in Russia. Additionally, the conflict in Ukraine could disrupt the operations of our distributor in that region and surrounding regions. Any of the foregoing could adversely affect our business, supply chain, partners or customers. In addition, the conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries that could negatively impact our operations. The scope of the impact of sanctions, export controls and the ongoing conflict in Ukraine is impossible to predict at this time, and could have an adverse impact on our business.
Part II, Item 1A. Risk Factors (Page 65 of Second Quarter Form 10-Q )—marked against Form 10-K:
Future changes to U.S. income tax or trade policies impacting multi-national companies could materially affect our financial condition and results of operations.
~~During fiscal 2022, we sourced most of our finished products with partners and suppliers outside the U.S. and we continued to design and purchase fabrics globally, with most coming from China. In addition, we have increased our sales of product~~A significant portion of our product sales are generated outside of the U.S. In fiscal 2022, approximately 71% of our consolidated net product sales was generated by sales from outside of the U.S. In the long-term, we anticipate these international revenues will continue to grow as a percentage of our total business. The current political landscape has introduced greater uncertainty with respect to future income tax and trade regulations for U.S. companies with significant business and sourcing operations outside the U.S.
During fiscal 2022, we sourced most of our finished products with partners and suppliers outside the U.S. and we continued to design and purchase fabrics globally, with most coming from China. The ongoing economic conflict between the U.S. and China has resulted in increased tariffs being imposed on goods we import from China. We have been reducing our dependency on China sourcing, particularly for our U.S. business, and mitigating potential tariffs’ risks without compromising the quality of our products, while improving costs. However, we cannot predict whether, and to what extent, there may be changes to international trade agreements, such as those with China, or whether quotas, duties, tariffs, exchange controls or other restrictions will be changed or imposed by the U.S. or by other countries. If we or our vendors or product licensees are unable to obtain raw materials or finished goods from the countries where we or they wish to purchase them, either because of such regulatory changes or for any other reason, or if the cost of doing so should increase, it could have a material adverse effect on our results of operations and financial condition.
As a result of ~~Russia's~~Russia’s invasion of Ukraine, the United States, the United Kingdom and the European Union ~~governments~~, among others, have developed coordinated sanctions and ~~export-control measures. These~~export control measures targeting Russia, Belarus, and the Russian-controlled regions of Ukraine (Crimea, Donetsk, and Luhansk). While these sanctions and ~~export-control~~export control measures ~~imposed are expected to~~have not significantly ~~disrupt~~disrupted our sales in these regions~~. If~~, if the disruptions continue over a prolonged period, or if additional export controls or economic sanctions on transactions with Russia and Russian entities are imposed in the future our sales in these regions and our results of operations ~~will be~~could be adversely impacted. For further information regarding the risks we face relating to Russia’s invasion of Ukraine, refer to “-Our business may also be affected by new sanctions and export controls targeting Russia and other responses to ~~Russia's~~Russia’s invasion of Ukraine.”
Part I, Financial Statements (Note 13, Commitments and Contingencies—Redeemable Noncontrolling Interests, on Page 27 of Second Quarter Form 10-Q )—marked against First Quarter Form 10-Q:
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The Company is also party to a put arrangement with respect to the ~~common~~ securities that represent the remaining noncontrolling interest for its majority-owned Russian subsidiary, Guess? CIS, LLC (“Guess CIS”), which was established through a majority-owned joint venture during fiscal 2016. The put arrangement for Guess CIS, representing 30% of the total outstanding equity interest of that subsidiary, may be exercised at the discretion of the noncontrolling interest holder by providing written notice to the Company during the period ~~beginning~~ after December 28, 2020, the fifth anniversary of the agreement, through December 31, 2025~~, or sooner in certain limited circumstances~~. The redemption value of the Guess CIS put arrangement is based on a multiple of Guess CIS’s earnings before interest, taxes, depreciation and amortization subject to certain adjustments and is classified as a redeemable noncontrolling interest outside of permanent equity in the Company’s condensed consolidated balance sheet. The carrying value of the redeemable noncontrolling interest related to Guess CIS was $~~9.4~~9.8 million and $9.1 million as of ~~April~~July 30, 2022 and January 29, 2022, respectively. The parties are evaluating the potential purchase ~~by the Company~~ of the 30% interest held by the noncontrolling interest holder in light of the various sanctions recently imposed by the United States and European governments with respect to Russia~~.~~ , including the U.S. ban on new investment in Russia. The Company’s European subsidiary, Guess Europe SAGL has also counter guaranteed up to $900,000 of Guess CIS’s obligations under its local Russian guarantee line, as required by certain lease agreements.
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Part I, Financial Statements (Note 1, Basis of Presentation—Use of Estimates, on Page 8 of Second Quarter Form 10-Q )—marked against First Quarter Form 10-Q:
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The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Significant areas requiring the use of management estimates relate to the allowances for doubtful accounts, sales return and markdown allowances, gift card and loyalty accruals, valuation of inventories, share-based compensation, income taxes, recoverability of deferred income taxes, unrecognized income tax benefits, the useful life of assets for depreciation and amortization, evaluation of asset impairment (including goodwill and long-lived assets, such as property and equipment and operating lease right-of-use (“ROU”) assets), pension obligations, workers’ compensation and medical self-insurance expense and accruals, litigation reserves and restructuring expense and accruals. These estimates and assumptions may change as a result of the impact of global economic conditions, such as the uncertainty regarding the COVID-19 pandemic, the Russia-Ukraine conflict, and global inflationary pressures. Actual results could differ from those estimates. Revisions in estimates could materially impact the results of operations and financial position.
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Part I, Financial Statements (Note 15, Fair Value Measurements—Long-Lived Assets, on Page 31 of Second Quarter Form 10-Q )—marked against First Quarter Form 10-Q:
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The Company considers historical trends, expected future business trends and other factors when estimating the future cash flow for each regular retail location. The Company also considers factors such as the following: the Russia-Ukraine conflict, including the sanctions and trade restrictions imposed on Russia in response to the conflict; the local environment for each regular retail location, including mall traffic and competition; the Company’s ability to successfully implement strategic initiatives; and the ability to control variable costs such as cost of sales and payroll and, in some cases, renegotiate lease costs. As discussed further in Note 1, the COVID-19 pandemic negatively impacted the Company’s financial results during the three and six months ended ~~April~~July 30, 2022 and ~~May 1~~July 31, 2021, and could continue to impact the Company’s operations in ways the Company is not able to predict today due to the evolving situation.
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EXHIBIT B

Added Disclosure Regarding Known Trends Attributable to Inflation Risk
Part I, Item 2. Management’s Discussion and Analysis (Page 38 of Second Quarter Form 10-Q under “Inflation”):
Inflation Impacts
Our financial results have been and may continue to be impacted by inflationary pressures affecting our overall cost structure, including transportation, employee compensation, raw materials and other costs. We estimate certain of our costs are impacted by inflation and other factors as follows:
Transportation.  Our inbound and outbound transportation costs vary by the method of shipping, including air, ocean and ground.  Each of these methods may be impacted by various factors, including inflation and other considerations, such as an imbalance between the overall freight capacity on the marketplace and demand. The increase in our transportation costs was primarily attributable to higher inbound freight costs.
Employee Compensation. We have been impacted by the ongoing shortage of available qualified candidates for employment, as well as increases in compensation to attract and retain employees. We continue to evaluate our compensation and benefit offerings to be competitive with the current market and evaluate strategies to be more effective and efficient at all levels within the organization, including how to best serve our customers.
Raw Materials. The costs of raw materials for our products have increased, both as a result of inflation and our ongoing initiatives to improve the quality and sustainability of our products. In addition, because a significant portion of our products are manufactured in other countries, declines in the relative value of local currencies versus the U.S. dollar have exacerbated many of these pricing pressures.
We seek to minimize the impact of inflation by continuously optimizing our supply chain, including logistics, as well as efficiently managing our workforce. It is difficult to determine the portion of cost increases solely attributable to inflation versus other factors, such as the cost of improvements to our products and imbalances in the supply chain.
These increased costs have negatively impacted our margins and expenses. Continued inflationary and other pressures could further impact our gross margin and selling, general and administrative expenses as a percentage of net sales if the sales price of our products does not increase with higher costs. Furthermore, prolonged inflationary conditions could have an adverse impact on consumer discretionary spending, which could negatively impact our sales and results in the future. In addition, inflation could materially increase the interest rates on any future debt we may incur.
We expect inflationary pressures will persist in the near term. The extent to which such pressures may impact our business depends on many factors, including our customers’ ability and willingness to accept price increases, our ability to improve our margins, and potential downward pricing pressures if our competitors do not also raise their prices. Please refer to “Part II, Item 1A. Risk Factors” of our most recent Annual Report on Form 10-K for further information on the potential impacts and risk associated with inflation.
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EXHIBIT C

Added Disclosure Regarding the Treatment of Distribution Costs
Part I, Item 2. Management’s Discussion and Analysis (Pages 46 and 51 of Second Quarter Form 10-Q under “Results of Operations—Gross Profit”)—marked against First Quarter Form 10-Q:
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~~We~~Distribution costs include labor, inbound freight charges, purchasing costs and related overhead~~, retail store occupancy costs, including lease costs and depreciation and amortization, and a portion of our distribution~~. Distribution costs related to supplying inventory to store locations within our retail business are included in cost of product sales. We also include net royalties received on our inventory purchases of licensed product as a reduction to cost of product sales. ~~Our gross margin may not be comparable to that of other entities since some entities include all of the costs related to their distribution in cost of product sales and others, like us,~~We generally exclude wholesale-related distribution costs from gross margin, including them instead in SG&A expenses. Additionally, ~~some entities~~we include retail store occupancy costs in ~~SG&A expenses and others, like us, include retail store occupancy costs in~~ cost of product sales. As a result, our gross margin may not be comparable to that of other entities. To ensure expenses are separated appropriately, we track activities at each distribution center location and record the costs associated with our shipments of goods either as cost of sales or as selling, general and administrative expenses, accordingly.

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